

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 21, 2007

Via U.S. Mail and Fax
Mr. Patrick J. Harshman
President and Chief Executive Officer
Harmonic Inc.
549 Baltic Way
Sunnyvale, CA 94089

      RE: **Harmonic Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed March 15, 2007

              Form 10-Q for Fiscal Quarter Ended March 31, 2007
              File No. 0-26906

Dear Mr. Harshman:

The Division of Corporation Finance has completed its review of your Form 10-K and related filings and does not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director